October 8, 2009

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:         Vectren Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 19, 2009
Definitive Proxy Statement on Schedule 14A
               Filed March 18, 2009
File No. 001-15467

Dear Mr. Owings:

We have received your letter dated September 23, 2009 detailing your office’s review of the Vectren Corporation Form 10-K for Fiscal Year ended December 31, 2008 filed on February 19, 2009 and Definitive Proxy Statement on Schedule 14A filed March 18, 2009.  We have reviewed your comments and offer responses thereto as noted below.

Form 10-K for the Fiscal year Ended December 31, 2008

Financial Condition, page 45

Available Liquidity in Current Credit Conditions, page 45

1.
Please expand this section to discuss the effects of known material economic trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way.  For example, we note your statement in the third full paragraph on page 46 that your “access to longer term commercial paper was significantly reduced as a result of the continued turmoil and volatility in the financial markets.”  You further disclose that these economic conditions resulted in your drawing upon Utility Holdings’ back-up credit facilities.  In light of this, discuss how this trend may impact your plans to expand, your available liquidity, or any other factors.  Please provide similar additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance.  Please discuss whether you expect levels to remain at this level or to increase or decrease.  Also, you should consider discussing the impact of any changes on your earnings.  See Item 303 of Regulation S-K and SEC Release No. 33-8350.

RESPONSE:

While disclosures included in both the Vectren Corporation 2008 Form 10-K and subsequent 2009 Forms 10-Q state the Company’s intention of less reliance on short-term borrowing arrangements, future filings, starting with the September 30, 2009 10-Q, will be more clear as to how the impacts of changes in the short-term capital markets are impacting the manner in which the Company’s operations are expected to be financed.  Future disclosures will focus on the Company’s intention to rely less on short-term borrowing arrangements in favor of the longer term capital markets.

As it relates to the specific comment related to the 2008 Form 10-K, the Company believes that it adequately addressed its ability to respond to the challenges and risks associated with economic conditions and sensitivity in the capital markets prevailing at that time.  The utilization of Vectren Utility Holdings’ back up credit facilities did not have a material near term impact on the Company’s liquidity either positively or negatively.  Their utilization served their intended purpose to be the primary backup source of liquidity in the event the Company could not readily access the commercial paper market at a reasonable cost.  Amid concerns that some of the banks in the credit facility might have liquidity concerns of their own and thus be unable to meet their commitments, the Company borrowed an additional $75 million of short-term debt under the facilities, beyond what was needed to meet its daily working capital requirements and thus to provide additional assurances that it would have the liquidity it needed to meet its obligations for an extended period of time during the financial crisis.  Those extra borrowings were repaid in early January 2009, when concerns that the banks would be unable to meet their ongoing obligations under the credit facilities lessened.  These facts were disclosed in the 2008 Form 10-K.

Assuming no changes to fact patterns between now and the filing of the third quarter 10-Q, the Company will enhance its liquidity disclosures similar to the following.  Bolded sections are proposed as additional disclosure.

Likely Disclosure:
“Available Liquidity in Current Credit Conditions

The Company’s A-/Baa1 investment grade credit ratings have allowed it to access the capital markets as needed during this period of financial market volatility.  Over the last twelve to eighteen months, the Company has significantly enhanced its short-term borrowing capacity with the completion of several long-term financing transactions including the issuance of long-term debt in both 2008 and 2009 and the settlement of an equity forward contract in 2008.  The liquidity provided by these transactions, when coupled with existing cash and expected internally generated funds, is expected to be sufficient over the near term to fund anticipated capital expenditures, investments, debt security redemptions, and other working capital requirements.

Regarding debt redemptions, they are insignificant for the remainder of 2009 and total $48 million in 2010.  In addition, holders of certain debt instruments had the one-time option to put $80 million of debt to the Company during 2009, but that option was not exercised, and the debt has been reclassified as Long-term debt in these consolidated financial statements as of September 30, 2009.  In addition, investors have the one-time option to put $10 million in May of 2010.  This debt is classified in current liabilities in Long-term debt subject to tender.

Long-term debt transactions completed in 2009 include a $150 million issuance by Vectren Capital and a $100 million issuance by Vectren Utility Holdings.  SIGECO also recently remarketed $41.3 million of long-term debt, supported by letters of credit issued under Vectren Utility Holdings' credit facility.  In addition, in 2009, SIGECO issued $22.3 million of long-term debt.  These transactions are more fully discussed in Note __ to the financial statements.

Consolidated Short-Term Borrowing Arrangements

At September 30, 2009, the Company had $775 million of short-term borrowing capacity, including $__ million for the Utility Group and $__ million for the wholly owned Nonutility Group and corporate operations.  As reduced by outstanding letters of credit, approximately $__ million was available for the Utility Group operations and approximately $___ million was available for the wholly owned Nonutility Group and corporate operations.  Of the $520 million in Utility Group capacity, $515 million is available through November, 2010; and of the $255 million in Nonutility Group capacity, $255 million is available through November, 2010.  In September of 2009, approximately $120 million of short-term credit capacity specific to the Nonutility Group was no longer needed as a result of the recent long-term debt issuance by Vectren Capital and was not renewed.  In addition, a $10 million credit facility at Energy Systems Group, one of the Company's wholly-owned nonutility subsidiaries, also expired during 2009.  This supplemental facility was no longer needed and thus was not renewed.

Historically, the Company has used short-term borrowings to supplement working capital needs and also to fund capital investments and debt redemptions until financed on a long-term basis.  The Company has historically funded the short-term borrowing needs of Utility Holdings’ operations through the commercial paper market.  In 2008, the Company’s access to longer term commercial paper was significantly reduced as a result of the turmoil and volatility in the financial markets.  As a result, the Company met short-term financing needs through a combination of A2/P2 commercial paper issuances and draws on Utility Holdings’ $515 million commercial paper back-up credit facilities.   Throughout 2009, the Company has been able to place commercial paper without any significant issues.  However, the level of required short-term borrowings is significantly lower compared to historical trends due to the long-term financing transactions noted above.

Compared to historical trends, the Company anticipates over the next several years a greater use of the long-term capital markets to prefund anticipated capital investments and other growth as well as debt security redemptions.  This change comes as short-term borrowing arrangements have become less certain, more volatile, and the cost of unutilized capacity is expected to increase significantly.   Thus, while the Company expects to renew these facilities in 2010, the Company anticipates that borrowing levels will be lower due to the reduced requirements for short-term borrowings described above.  Under current market conditions, this change is expected to yield greater certainty to financing business operations at the expense of some increase in interest costs.  It is not expected the change will materially impact the Company’s earnings or cash flows.”

Item 10.  Directors, Executive Officers and Corporate Governance, page 99

2.
In the last paragraph on page 10 you state that your Code of Ethics is available on your website, although it appears that there is no direct link on your website.  Rather, your Code of Ethics is only available as an exhibit to your Code of Conduct, which is included on your website.  Please revise your disclosure and/or your website to clarify the location of your Code of Ethics.

RESPONSE:

The Company will enhance its disclosures in future filings to denote the location of the code of ethics as follows.  Bolded sections are suggested additional language.

“The Company’s Corporate Governance Guidelines, its charters for each of its Audit, Compensation and Benefits and Nominating and Corporate Governance Committees, and its Corporate Code of Conduct that covers the Company’s directors, officers and employees are available in the Corporate Governance section of the Company’s website, www.vectren.com.  The Corporate Code of Conduct (titled “Corp Code of Conduct”) contains specific codes of ethics pertaining to the CEO and senior financial officers and the Board of Directors in Exhibits D and E, respectively.  A copy will be mailed upon request to Investor Relations, Attention: Steve Schein, One Vectren Square, Evansville, Indiana 47708.  The Company intends to disclose any amendments to the Code of Ethics or waivers of the Code of Ethics on behalf of the Company’s directors or officers including, but not limited to, the principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions on the Company’s website at the internet address set forth above promptly following the date of such amendment or waiver and such information will also be available by mail upon request to the address listed above.”

Exhibits

3.
We note that you have not included the exhibits to the material credit agreements identified in your Exhibit Index as exhibit 10.23 and 10.24 and originally filed on February 17, 2006 with your Form 10-K for the fiscal year ended December 31, 2005.  Please review all of your material agreements and file any exhibits, schedules and/or appendices to these agreements.  Refer to Rule 601(b)(10) of Regulation S-K.  Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

RESPONSE:

While the Company filed only certain exhibits to these material contracts originally, we understand that all components of material contracts are to be filed as required under Item 601(b)(10).  The Company will correct this oversight by re-filing these credit agreements, inclusive of all exhibits, with its next Form 10-Q for the period ended September 30, 2009.

Definitive Proxy Statement on Schedule 14A

Related Person Transactions, page 7

Review and Approval Policies and Procedures, page 7

4.
We note your statement on page seven that you do not have a single separate policy regarding related person transactions, but you do have policies, procedures and practices for monitoring, reviewing and approving related person transactions.  You generally describe policies for monitoring relationships with vendors, but you do not describe policies or procedures that address the requirements of Item 404(b) of Regulation S-K.  Please revise your disclosure to describe your policies and procedures for review, approval, or ratification of related party transactions.

RESPONSE:

We received a similar comment from the Commission on our Definitive 14A filed March 20, 2007 and provided the response contained in our letter filed with the Commission on November 11, 2007.  A link to that letter from the SEC website follows:  http://www.sec.gov/Archives/edgar/data/1096385/000109638507000231/filename1.htm

The first sentence and third paragraph in the “Review and Approval Policies and Procedures” section on pages 7-8 of the 2009 Proxy Statement contain the additional disclosures which we undertook to provide in future filings in response to this comment.

By letter dated December 5, 2007, the Commission indicated that it had no further comments on the 2007 proxy statement.  A link to that letter from the SEC website follows:

http://www.sec.gov/Archives/edgar/data/1096385/000000000007059037/0000000000-07-059037-index.htm

Finally, in connection with Vectren’s response to your comments, as requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional comments, please contact me at (812) 491-4305 or Jerome A. Benkert, Jr., Executive Vice President and CFO, at (812) 491-4207.
Sincerely,

/s/ M. Susan Hardwick

M. Susan Hardwick
Vice President, Controller and Assistant Treasurer